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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Touchstone Securities, Inc.

OFFICIAL USE ONLY
47-6046379
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Broadway - Suite 1100

(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrie A. Wiedenheft (800)-333-5222

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Touchstone Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. VP & Chief Financial Officer

Title

Notary Public

JAMES R. WATERS, JR.
Notary Public, State of Ohio
My Commission Expires 10-16-2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Touchstone Securities, Inc.

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Touchstone Securities, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

February 27, 2015

Ernst & Young LLP

1502-1408389

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 12,413,904
Unaffiliated accounts receivable	5,778
Receivable from affiliates	982,688
Federal income tax receivable from affiliate	2,182,013
Deferred income tax asset from affiliate	11,204
Deferred commission costs	514,748
Prepaid and other assets	307,746
Total assets	$ 16,418,081
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to affiliates	$ 1,466,528
Accrued commissions	892,032
Accrued sales distribution	4,088,135
Accrued other expenses	511,637
Total liabilities	6,958,332
Stockholder's equity:	
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	143,624,377
Accumulated deficit	(134,264,628)
Total stockholder's equity	9,459,749
Total liabilities and stockholder's equity	$ 16,418,081

See accompanying notes.

Touchstone Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of The Financial Industry Regulatory Authority (FINRA) and The Securities Investors Protection Corporation (SIPC). The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds), a related party and variable annuities of its affiliates through affiliated sales representatives. The Company generates substantially all of its revenue from transactions with affiliates.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value.

Deferred Commission Costs

The Company pays commissions to brokers who sell $1 million or more of class A shares and on all class C shares of the Touchstone Funds. If the shares are redeemed within a year of their purchase, a contingent deferred sales charge ("CDSC") of up to 1.00% will be charged to the shareholder on the redemption, therefore the commission costs incurred by the Company are deferred and amortized over the 12 month CDSC period. For the year ended December 31, 2014 amortization for class A and class C sales were $408,546 and $985,521, respectively and is included in commissions expense on the Statement of Operations.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The gross amount of deferred income tax assets recorded at December 31, 2014 is $11,204. The Company had no gross deferred tax liabilities recorded at December 31, 2014. The deferred income tax asset is primarily attributable to net operating loss carryforwards. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. The amount of taxes currently receivable from WSLIC as of December 31, 2014 was $2,182,013.

The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2010 through 2014) and has determined that no provisions for uncertain tax positions is required in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Investments held in affiliated money market funds totaled $12,130,362 as of December 31, 2014.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

3. Related Party Transactions (continued)

The Company serves as a distributor for annuity contracts and variable life products sold by its affiliates WSLAC, WSLIC, Integrity Life Insurance Company, and National Integrity Life Insurance Company (the Integrity Companies).

The Company receives 12b-1 fees from the Touchstone Funds as compensation for sales distribution efforts of the Company.

The Company participates in management service arrangements with the Integrity Companies for certain accounting and administrative services related to the fixed and variable annuity products issued by the Integrity Companies and underwritten by the Company.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Company matched one half of eligible contributions up to a maximum match of 6% in 2014. Contributions by the Company amounted to $101,599 for the year ended December 31, 2014. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2010, eligible employees of the Company were covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants included employees of the Company who were over 21 years of age and had more than 1,000 hours of service during a 12 month period.

4. Benefit Plans (continued)

Under the Retirement Plan, each participant was provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan was subject to provisions of ERISA. As of January 1, 2010, the Retirement Plan was frozen and no new participants will be added. The vested portion of the Retirement Plan accounts will be available to employees in a lump sum when they leave WSLIC or retire.

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

5. Subsequent Events

Management has evaluated the impact of subsequent events on the Company through the date the statement of financial condition was issued and has determined that there were no subsequent events requiring recognition or disclosure in the statement of financial condition.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2013, the Company's net capital, as defined, was $5,212,278, which was $4,748,389 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.33 to 1.

THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

PUBLIC

STATEMENT OF FINANCIAL CONDITION

Touchstone Securities, Inc.
December 31, 2014
with Report of Independent Registered Public
Accounting Firm